UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.     )*

R.V.B Holdings Ltd.

(Name of Issuer)

Ordinary shares, par value NIS 1.00 per share

(Title of Class of Securities)

M8220U106

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M822U106	Page 2 of 5

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bank Leumi le-Israel B.M.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 19,111,111 shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 19,111,111 shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,111,111 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.21%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BK

CUSIP NO. M822U106	Page 3 of 5

Item 1. (a)	Name of Issuer:

R.V.B Holdings Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

21 Ha’arba Street

Tel Aviv 64739

Israel

Item 2. (a)	Name of Person Filing:

Bank Leumi le-Israel B.M.

(b).	Address of Principal Office or, if none, Residence:

34 Yehuda Halevi Street

P.O. Box 2

Tel Aviv 65546

Israel

(c)	Citizenship or Place of Organization:

Israel

(d)	Title of Class of Securities:

Ordinary shares (NIS 1.00)

(e)	CUSIP Number:

M8220U106

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☒	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

CUSIP NO. M822U106	Page 4 of 5

Item 4.	Ownership. (as of December 31, 2012)

(a)	Amount beneficially owned:

See Row 9 of cover page

(b)	Percent of class: %

See Row 11 of cover page

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. M822U106	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013	Bank Leumi le-Israel B.M.

	By:	/s/ Menachem Schwartz
		Name:	Menachem Schwartz
		Title:	First Executive Vice President,
Chief Accounting Officer, Head of Accounting Division

	By:	/s/ Yael (Ben Moshe) Rudnicki
		Name:	Yael (Ben Moshe) Rudnicki
		Title:	Group Secretary